

Mail Stop: 3561

April 18, 2017

<u>Via E-Mail</u>
Martin M. Ellen
Chief Financial Officer
Dr Pepper Snapple Group Inc.
5301 Legacy Drive,
Plano, Texas 75024

   Re: Dr Pepper Snapple Group, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 14, 2017
     Form 8-K filed on February 14, 2017
     File No. 001-33829

Dear Mr. Ellen:

   We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

<u>Form 8-K filed on February 14, 2017</u>

1. We note that you present full non-GAAP income statements for purposes of reconciling non-GAAP core earnings and non-GAAP currency neutral core earnings to your most directly comparable GAAP measures. Your presentation of full non-GAAP income statements does not appear to be consistent with Item 10(e) of Regulation S-K and guidance in Question 102.10 of the Compliance and Disclosures Interpretations on Non-GAAP Financial Measures, available on the SEC website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please revise your disclosure or tell us why you believe this guidance does not apply to you.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining